Synutra International, Inc.
2275 Shady Grove Road
Suite 500
Rockville, MD 20850

March 15, 2007

Via Facsimile and Edgar

United States Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549
Attn: Tia Jenkins

Re:	Synutra International, Inc.
FORM 10-KSB/A for Fiscal Year Ended
March 31, 2006
Filed February 5, 2007
File No. 000-50803

Dear Ms. Jenkins:

This letter is in response to the comment letter issued by your office dated March 7, 2007 regarding the above matter. The following consists of the Company’s response to your comment letter in identical numerical sequence. For the convenience of the Commission, each comment is repeated verbatim with the Company’s response immediately following. All the revisions and/or additions as indicated in this correspondence below will be incorporated into appropriate amendments to the Forms 10-KSB and 10-Q to be filed separately.

Comment 1
Form 10-KSB/A for the Fiscal Year Ended March 31, 3006

General

Considering you have amended your Form 10-KSB due to a restatement of your financial statements, please revise to disclose your updated assessment of disclosure controls and procedures. Your disclosure should discuss in reasonable detail the basis for your officers’ conclusions.

Revision/Response:

We respectfully note your comment and have updated our assessment of disclosure controls and procedures as follows:

We continue to believe that our disclosure controls and procedures are effective in capturing material transactions and events and communicating such to the Company’s officers in support of their timely decision making with regard to disclosure. In filing our first 10-KSB and subsequent amendments, the Company had been adjusting to the regulatory environment in the U.S. Most of the restatements had been resultant of adjustments in understanding or interpretation of regulatory rules, in anticipation of investor needs and expectations. Since October, 2006, the Company has engaged a U.S. CPA with expertise and competence in U.S. GAAP as well as Exchange Act filings, to further strengthen its financial reporting team, to assist the Company with U.S. GAAP compliance, and to ensure that material information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated, recorded, processed, summarized and reported within the required time periods and communicated to our Chief Executive Officer and Chief Financial Officer as appropriate to allow timely decisions regarding required disclosure. In addition, the Company is implementing a “Section 404” compliance program in anticipation of the requirement for management attestation and auditor report on controls and procedures that will become applicable to the Company for the next fiscal year.

1 of 11

Comment 2
Management’s Discussions and Analysis of Plan of Operations

Results of Operations, Page 26

We reviewed your response to our prior comment one. Considering you have reclassified netted amounts previously included in other income in response to our prior comment nine, please revise your revenue, cost of revenue and gross profit discussions to provide the factors underlying variances in your ancillary products (i.e. $29.5 million in fiscal 2006 revenues). For example, (i) discuss the factors contributing to the significant increase in ancillary product revenue between periods, (ii) discuss the business purpose and source of ancillary product revenue (e.g. a result of excess production capacity) and (iii) disclose the amount and discuss the factors contributing to changes in cost of sales for your ancillary products.

Revision/Response:

We respectfully note your comment and have revised the revenue, cost of revenue and gross profit discussions to provide the factors underlying variances in our ancillary products in fiscal 2006.

Sales:

Revenue generated by ancillary products and services contributed $22,013,199 to the increase in gross sales for the fiscal year ended March 31, 2006, which included toll drying, blending, and packaging services for industry customers when excess production capacities are available; ad hoc sales of dairy and other ingredients and packaging materials to industry customers when excess materials are available; sales of a new nutritional supplement ingredient; and sales of promotional products and other materials.

For fiscal year ended March 31, 2006, toll drying, blending, and packaging services generated $4,236,080 in fees, an increase of $1,799,707 or 74% from $2,436,373 for the prior fiscal year ended March 31, 2005. Sales to industry customers of dairy and other ingredients and packaging materials amounted to $19,672,207 for the year ended March 31, 2006, an increase of $16,262,203 or 477% from $3,410,004 for the previous year. A newly developed nutritional supplement ingredient recorded sales of $3,876,081 in the year ended March 31, 2006. Sales of promotional products and other materials amounted to $1,721,486 for the year ended March 31, 2006, as compared to $1,645,278 for the year before. The toll drying, blending, and packaging increased significantly as the Company added new production capacities in the year ended March 31, 2006. The volume of sales in dairy and other ingredients and packaging materials to our customers increased significantly for the year because our customers’ business activities increased rapidly and transactions between industry customers increased significantly as the industry grew over the same period.

Cost of Sales:

The cost of ancillary services rendered in toll drying, blending, and packaging was $4,224,606 for the fiscal year ended March 31, 2006, as compared to $2,256,989 the year before, an increase of $1,967,617 or 87%. The cost of sales of dairy and other ingredients and packaging materials to industry customers amounted to $19,448,334 for the year ended March 31, 2006 as compared to $3,300,494 the year before, an increase of $16,147,840 or 489%. These cost increases, though significant, are in proportion to the increases in the sales of these ancillary products and services. The cost of sales of promotional products and other materials amounted to $1,719,618 for the year ended March 31, 2006 as compared to $1,644,044 for the year before. The cost of sales for the newly developed nutritional ingredient was $3,488,473 for the reporting period.

Gross Profit:

The gross profit of the ancillary products and services was $624,824 or about 1% of the consolidated gross profit for the year ended March 31, 2006, as compared to $290,129 or about 1% for the year before.

2 of 11

Comment 3
Financial Statements

Notes to Financial Statements

Note 1 - Organization and Principal Activities, F-9

We reviewed your response to our prior comment 4. You indicated that you consolidated Qingdao Women and Children Nutrition Research Co., Ltd. after May 1, 2005, when you obtained 100% ownership and voting rights in the entity. Please reconcile this statement with disclosures in your December 31, 2004 audited financial statements (filed with Form 8-K/A filed August 22, 2005) that indicate this entity was consolidated as December 31, 2004. As this entity was consolidated prior to May 1, 2005, please provide us with your basis for consolidating this entity with specific references to authoritative accounting literature supporting your accounting treatment.

Revision/Response:

We respectfully note your comment and respectfully inform you that the Company consolidated Qingdao Women and Children Nutrition Research Co., Ltd. after May 1, 2005, per legal documentation. The disclosure in our December 31, 2004 audited financial statements filed in Form 8-K/A on August 22, 2005 to the effect that the entity was consolidated as of December 31, 2004 was a misstatement resulting from a clerical error. The consolidated financial statements filed in the said Form 8-K/A did not include any asset or operational result of the entity. We have discussed with the management staff and our auditors and all parties acknowledged the above being factual and true. The following table presents the balance sheet data of the entity as of December 31, 2004 and at the time of the its consolidation in May 2005.

Qingdao Women and Children Nutrition Research Co., Ltd.

	December 31	May 30
ASSETS	2004	2005
Current Assets
Trade receivables, net of provisions	71,918	71,905
Total current assets	71,918	71,905

TOTAL ASSETS	$71,918	$71,905

Current Liabilities
Trade payables	12,082	12,110
Total current liabilities	$12,082	$12,110

Total liabilities	$12,082	$12,110

Registered Capital	60,412	60,412
Retained earnings	(576)	(617)
Total shareholders' equity	$59,836	$59,795

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$71,918	$71,905

3 of 11

Comment 4
Note 7 --Due From/(To) Related Parties, F-20

We reviewed your revised disclosure in response to our prior comment six. Please revise to clarify, if true, that you are not obligated to provide any type of financial support to these related parties.

Revision/Response:
We respectfully note your comment and have revised the disclosure to clearly state that the Company is not obligated to provide any type of financial support to these related parties.
Comment 5
Note 14 -- Related Party Transactions, F-26

Please revise your presentation of “Other income to related companies” to be consistent with your revised income statement (e.g. either combine captions “a” and “b” or clarify that caption “a” relates to traditional main products while “b” relates to ancillary products).

Revision/Response:

We respectfully note your comment and have revised our presentation of “Other income to related companies” so that it is consistent with the revised income statement, as follows:

The following related party transactions occurred during the years ended March 31, 2006 and 2005:

Sales to Related Companies

In the fiscal years ended March 31, 2006 and 2005, the Company’s sales to the related parties included anhydrous milk fat and Non-Fat Dry Milk to Beijing Kelgin Dairy Co., Ltd. and Beijing Honnete Dairy Corporation, Ltd.; formulation ingredients to Sheng Zhi Da Dairy Group Corporation, Beijing Ao Naier Feed Stuff LLC, and Heilongjiang Baoquanling Sheng Yuan Dairy Co., Ltd.; and the Company’s name brand products to St Angel (Beijing Business Service) and Luding Xueyuan for direct sales, catalogue sales, and regional retail outlets distribution. Terms of all the sales are at market price.

The following tables categorize sales to related companies as traditional main product sales and ancillary product sales as presented in the income statements:

4 of 11

a. Main Product Sales to Related Companies

	Year ended March 31, 2006	Year ended March 31, 2005
Beijing Honnete Dairy Corporation Ltd	1,254,083	—
St. Angel (Beijing Business Service)	1,047,813	323,837
Beijing Ao Naier Feed Stuff LLC	—	36
Beijing Ludin Xueyuan Trading Co. Ltd	526,853	270,075
Total	$2,828,749	$593,948

b. Ancillary Product Sales to Related Companies

	Year ended March 31, 2006	Year ended March 31, 2005
Beijing Kelqin Dairy Co. Ltd	$2,259,810	384,118
Sheng Zhi Da Dairy Group Corporation	376,324	1,037,714
Heilongjiang Baoquanling Shen Yuan Dairy Co. Ltd	3,541,592	2,788,588
Beijing Honnete Dairy Corporation Ltd	11,901,364	—
Beijing Ao Naier Feed Stuff LLC	75,410	16,486
Beijing Ludin Xueyuan Trading Co. Ltd	—	—
Total	$18,154,500	$4,226,906

Comment 6
Form 10-Q for the Quarter Ended December 31, 2006

It appears you have restated your quarterly financial statements for the quarter ended December 31, 2005. Please revise your financial statements to clearly indicate that these periods have been restated and provide disclosures required by paragraph 26 of SFAS 154.

Revision/Response:

We respectfully note your comment and have revised our quarterly financial statements for the quarter ended December 31, 2006 to clearly indicate that the financial statements for the quarter ended December 31, 2005 had been restated. We have also provided necessary disclosure regarding such restatement as required by paragraph 26 of SFAS 154.

We will add the following disclosures in our Form 10-Q/A for the quarter ended December 31, 2006:

15. Restatement

The Consolidated Statements of Income for the three and nine months ended December 31, 2005 have been restated to reclassify certain sales and related costs of nutritional supplement ingredients, anhydrous milk-fat, non-fat dry milk, and toll packaging and blending services as part of revenue and cost of sales instead of other income (expense). There is no impact on the Net Income and Earnings per Share.

The following items in the Consolidated Statements of Income hereafter have been restated (see Attachment below, which is part of the revision to be included in the filing).

5 of 11

Comment 7	Other Exchange Act Filings Please revise your current 10-KSB, Form 10-Q, and other Exchange Act Filings, as applicable with the comments above.
Revision/Response:

We respectfully note your comment and have reviewed our current 10-KSB, Form 10-Q, and other Exchange Act Filings as applicable with the comments above. We have revised our current Forms 10-KSB and 10-Q for the quarter ended December 31, 2006 in accordance with your comments above. Our review of the other two interim reports for the quarters ended June 30, 2006 and September 30, 2006 reveals that only slight wording changes are needed to further explain the sales, and cost of sales variances for ancillary products and services so as to address your Comment #2 included in this letter. We believe such minor changes are not material to the overall filing and will not mislead the investors in their investment decisions, therefore do not warrant a restatement of these two quarterly filings. In the meantime, we will make sure that these discussions and changes will be reflected in our future filings. We have not found other Exchange Act Filings other than these mentioned herein that need to be revised as per your comments above.

Comment 8
We note your brief statement included in your response to our prior comment nine that you believe filing an Item 4.02 Form 8-K is not applicable. You support your stance based on the fact that the restatement resulted in no changes in net income or earnings per share. We note, for example, that your restated financial results for the fiscal year ended March 31, 2006 resulted in an approximate 28% increase in revenue and an approximate 12% decrease in your gross profit percentage. These measures alone appear important to an investor’s decision. Tell us how you considered these significant changes in your results to support your conclusion not to file an Item 4.02 Form 8-K. In your response, also tell us how you consider the guidance set forth under Item 4.02 of Form 8-K to support your conclusion or file an Item 4.02 Form 8-K immediately.

Revision/Response:

We respectfully note your comment and will be filing an Item 4.02 Form 8-K to disclose the impact of the February 5th restatement on revenue and gross profit margin, in addition to net income, earnings per share or operating cash flows.

Please find attached draft 8-K which will be filed separately.

Comment 9
Other Regulatory

Please provide, in writing, a statement from the company acknowledging that:
•  The company is responsible for the adequacy and accuracy of the disclosure in the filing;
•  Staff comments or charges to disclosure in response to staff comments do not foreclose the
         Commission from taking any action with respect to the filing; and
•  The company may not assert staff comments as a defense in any proceeding initiated by the
         Commission or any person under the federal securities laws of the United States.

Revision/Response:
We respectfully note your comment and have provided below in this response letter a statement containing the acknowledgements as stated herein.

We are concurrently herewith filing amendments to the 10-KSB/A for the fiscal year ended March 31, 2006 (Amendment No. 4) and 10-Q/A for the fiscal quarter ended December 31, 2006 (Amendment No. 1) reflecting the foregoing.

On behalf of the Company, I hereby provide the following written statement acknowledging that:

6 of 11

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional comments or questions, please communicate them to Mr. Weiguo Zhang or our counsel, David Ficksman as indicated below.

Very truly yours,

Synutra International, Inc.

By: _________________________
Liang Zhang
Chief Executive Officer

cc:	Weiguo Zhang President Synutra International, Inc 2275 Research Blvd, Suite 500 301-840-3888 301-987-2346 fax	David L. Ficksman Troy & Gould Professional Corporation 1801 Century Park East, 16th Floor Los Angeles, CA 90067 310-789-1290 310-789-1490 fax

7 of 11

Attachments

Comment 6: 10-Q/A
Restated Income Statements for Three and Nine Months ended December 31, 2005

	Three Months ended December 31, 2005		Nine Months ended December 31, 2005
	Previously Reported	Restated	Previously Reported	Restated
Sales	$29,887,236	$43,805,294	$151,900,818	$95,141,136
Including sales to related parties	410,054	12,486,824	10,554,285	18,148,261
Cost of sales	13,869,681	27,930,627	77,069,117	55,210,185
Including cost of sales to related parties	190,293	12,615,018	10,465,468	17,767,529
Gross profit	16,017,555	15,874,667	74,831,701	39,930,950
Income from operations	4,487,019	4,344,131	18,434,276	8,294,964
Finance costs, or Interest expense	(299,429)	(299,429)	(1,585,976)	(1,585,976)
Subsidy income *	-	65,677	-	712,953
Interest income *	-	1,596	-	105,656
Other income (expenses), net	(63,834)	(125,805)	(1,602,388)	(174,929)
Other Expenses **	(136,586)	-	237,942	-
Income before tax	4,478,786	3,986,169	21,574,647	7,352,667

* The Subsidy income and interest income were previously included in other income (expenses), net for the three and nine months ended December 31, 2005, and have been reported separately in this filing to conform to the current period presentation.

** Other expenses were previously reported separately for the three and nine months ended December 31, 2005, and have been included in other income (expenses), net in this filing to conform to the current period presentation.
8 of 11

Comment 9: Item 4.02 Form 8-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): February 5, 2007

SYNUTRA INTERNATIONAL, INC.

DELAWARE	000-5061	13-4306188
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2275 Research Blvd, Suite 500
Rockville, Maryland 20850
(Address of principal executive offices)

Registrant’s telephone number, including area code: 301-840-3888

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (See General Instruction A.2. below):

☐  Written communications pursuant to Rule 425 under the Securities Act of 1933 (17 CFR 230.425)
☐  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐  Pre-commencement communications pursuant to Rule 13e-4(e) under the Exchange Act (17 CFR 240.13e-4(c))

9 of 11

Item 4.02(a). Non-Reliance on Previously Issued Financial Statements and Related Audit Report

On February 5, 2007, the Chief Executive Officer and Chief Financial Officer of Synutra International, Inc. (the “Company”) concluded that the financial statements (the “Financial Statements’) included in Form 10-KSB/A (Amendment No. 2) for the fiscal year ended March 31, 2006 and Forms 10-Q/A and 10-Q for the subsequent quarters ended June 30 and September 30, 2006 should no longer be relied on. In the Financial Statements, the Company had accounted for sales (and related costs) of nutritional supplemental ingredients, anhydrous milk fat, non-fat dry milk and toll packaging and blending services in other income. In this connection, during the period covered by the Form 10-KSB/A, and Forms 10-Q/A and 10-Q for the two subsequent quarters, the Company’s business license defined its central operations to include dairy-based nutritional products for infants and children. Processing or packaging nutritional supplement ingredients, anhydrous milk fat, and non-fat dry milk, and toll processing and blending services at the time were considered new and development stage projects and were therefore classified as non-core operations. The Company’s business license was subsequently updated to include these operations, and management has reconsidered these business activities as mature, ongoing and contributing to its revenue stream. Accordingly, the Company revised the presentation of these sales (and related costs) for them to be included in revenue (and cost of sales), and the restatement for the fiscal year ended March 31, 2006 resulted in an approximately 28% increase in revenue ($29,586,740) and an approximately 12% decrease in gross profit percentage. However, the revisions had no effect on net income, comprehensive income, or earnings per share or operating cash flows for the fiscal year ended March 31, 2006.

The management discussed the matters disclosed in this filing with the Company’s independent registered public accounting firm. The Company has revised its previously filed financial statements by filing amendments to the Form 10-KSB for the fiscal year ended March 31, 2006 (Amendment No. 3), Form 10-Q for the quarter ended June 30, 2006 (Amendment No.2), and Form 10-Q for the quarter ended September 30, 2006 (Amendment No. 1) for these reasons.

10 of 11

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 15, 2007	SYNUTRA INTERNATIONAL, INC. By: /s/ Weiguo Zhang Weiguo Zhang, Chief Operating Officer

11 of 11